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                                                            Exhibit 99.d(ii)(JJ)


                                  AMENDMENT TO
                           AMERICAN AADVANTAGE FUNDS
                         INVESTMENT ADVISORY AGREEMENT


         This Amendment to the Investment Advisory Agreement ("Amendment") is effective as of June 30, 2004 by and between AMR Investment Services, Inc., a Delaware corporation (the "Manager"), and Pzena Investment Management, LLC (the "Adviser"), a registered investment adviser under the Investment Advisers Act of 1940, as amended.

         Whereas, the Manager and the Adviser entered into an Investment Advisory Agreement dated June 30, 2004 (the "Agreement"), and they desire to further amend the Agreement as provided herein;

         Now therefore, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.       Amendment.

         Section 2 of the Agreement is hereby deleted and replaced with the following:

                  "2. Portfolio Transactions. The Adviser is authorized to select the brokers or dealers (including, to the extent permitted by law and applicable Trust guidelines, the Adviser or any of its affiliates) that will execute the purchases and sales of portfolio securities for the Portfolios and is directed to use its best efforts to obtain the best net results with respect to brokers' commissions and discounts as described in the Trust's current registration statement as amended from time to time. In selecting brokers or dealers, the Adviser may give consideration to factors other than price, including, but not limited to, research services and market information. Any such services or information which the Adviser receives in connection with activities for the Trust may also be used for the benefit of other clients and customers of the Adviser or any of its affiliates. The Adviser will promptly communicate to the Manager and to the officers and the Trustees of the Trust such information relating to portfolio transactions as they may reasonably request. The Adviser shall not, without the prior approval of the Manager, effect any transactions which would cause the portion of the Portfolio's assets designated to the Adviser to be out of compliance with any restrictions or policies of the Portfolio established by the Manager or set forth in the Portfolio's registration statement. The Adviser shall not consult with any other investment sub-adviser of the Portfolio concerning transactions for the Portfolio in securities or other assets."

         2. Ratification and Confirmation of Agreement. Except as specifically set forth herein, the Agreement is hereby ratified and confirmed in all respects and shall remain in full force and effect.

         3. Counterparts. This amendment may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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         IN WITNESS WHEREOF, the parties hereto have duly executed this
Amendment to be effective as of the 30th day of June, 2004.

PZENA INVESTMENT MANAGEMENT, LLC                 AMR INVESTMENT SERVICES, INC.


By:                                          By:
     ------------------------------               ------------------------------
         Name:                                         William F. Quinn
         Title:                                        President

Address:                                         Address:
120 West 45th Street, 34th Floor                 4151 Amon Carter Blvd., MD 2450
New York, NY 10036                               Ft. Worth, TX  76155
                                                 Attn: William F. Quinn
                                                 Fax:  (817) 963-3902

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